Mail Stop 3720

June 27, 2006

Mr. Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

  Re: **Gilman + Ciocia, Inc.**
    Form 10-K/A for Fiscal Year Ended June 30, 2005
    Filed June 15, 2006
    File No. 000-22996

Dear Mr. Conroy:

  We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended June 30, 2005

Report of Independent Registered Public Accounting Firm, page 33

1. After consulting with your auditors, please file another amendment that includes an updated auditors' report that references your restatement footnote. Have your auditors refer to AICPA Auditing Standards Section 561.06.a for guidance.

Consolidated Statements of Cash Flows, page 37

2. In your next amendment, please indicate that your statements of cash flows for the fiscal years ended June 30, 2005 and 2004 have been restated.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director